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December 1, 2004

VIA EDGAR


Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C.   20549

Re:   Symetra Life Insurance Company
      Symetra Separate Account C ("Registrant")
      (File Nos. 333-41622 and 811-8052)

Commissioners:

Pursuant to Rule 477 under Regulation C of the Securities and Exchange Act of 1933 the Registrant requests that the post-effective amendment No. 5 filed to the Form N-4 Registration Statement for the above referenced Registrant on December 1, 2004 (Accession Number00010474469-04-035480) be withdrawn. No securities were sold in connection with the offering.

The registration statement was incorrectly filed prior to receiving the manually signed consents from our independent auditor filed as exhibit 99.10. The withdrawn documents will be refiled once we have received the signed exhibit for 99.10.

The longstanding and currently effective registration statement for the Registrant is to remain effective until such time as it is amended pursuant to Rule 485(b). Thank you in advance for your prompt attention to this matter. Please contact the undersigned immediately at (425) 376.5328, with any questions you may have regarding this request.


Sincerely,

/s/ William Crawford

William Crawford
Assistant General Counsel